MISSION NEWENERGY LIMITED

ACN 117 065 719

NOTICE OF GENERAL MEETING

TIME:  9:30 am (WST)

DATE:  Tuesday, 17 March 2020

PLACE: Suite 2, 103 Flora Terrace, North Beach, Western Australia, 6020

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.
Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary on (+61 8) 6313 3975.

CONTENTS PAGE

NOTICE OF GENERAL MEETING 2

COMPANY SECRETARYEXPLANATORY MEMORANDUM 2

GLOSSARY 3

ANNEXURE 1 4

TIME AND PLACE OF MEETING AND HOW TO VOTE

VENUE

The General Meeting of the Shareholders to which this Notice of Meeting relates will be held at 9:30 am (WST) on Tuesday, 17 March 2020 at Suite 2, 103 Flora Terrace, North Beach, Western Australia, 6020.

YOUR VOTE IS IMPORTANT

The business of the General Meeting affects your shareholding and your vote is important.

VOTING ELIGIBILITY

The persons eligible to attend and vote at the General Meeting are those who are registered Shareholders at 9:30am (WST) on Sunday, 15 March 2020.

VOTING IN PERSON

To vote in person, attend the General Meeting on the date and at the place set out above.

VOTING BY PROXY

To vote by proxy, please complete and sign the enclosed Proxy Form and return by 9:30am (WST) on Sunday, 15 March 2020.

Further details in respect of appointing a proxy are set out in the “instructions for Completing ‘Appointment of Proxy’ Form” which forms part of the proxy form enclosed with this Notice.

If you appoint the Chairman as your proxy and have not directed him how to vote, you are expressly authorising the Chairman to cast your undirected proxy on all proposed resolutions in accordance with his voting intentions as set out below.

NOTICE OF GENERAL MEETING

Notice is given that the General Meeting of Shareholders will be held at 9:30 am (WST) on Tuesday, 17 March 2020 at Suite 2, 103 Flora Terrace, North Beach, Western Australia, 6020 for the purposes of transacting the business set out in this Notice.

The Explanatory Memorandum to this Notice of Meeting provides additional information on matters to be considered at the General Meeting. The Explanatory Memorandum and the Proxy Form are part of this Notice of Meeting.

The persons eligible to attend and vote at the General Meeting are those who are registered Shareholders of the Company at 9:30 am (WST) on Sunday, 15 March 2020.

Terms and abbreviations used in this Notice of Meeting and Explanatory Memorandum are defined in the Glossary.

AGENDA

1.
SPECIAL BUSINESS

Resolution 1:

To consider and, if thought fit, to pass the following resolution as a special resolution:

That the Company be wound up voluntarily by way of a members’ voluntary winding up and that Gregory Alexander Russell of Russell Corporate Advisory, Level 3, 53 Walker Street, North Sydney NSW 2060, Australia, be appointed Liquidator of the Company.

Resolution 2:

To consider and, if thought fit, to pass the following resolution as a special resolution:

That the Liquidator is hereby authorised to distribute in specie such assets of the Company as he may deem fit.

Resolution 3:

To consider and, if thought fit, to pass the following resolution as a special resolution:

That so far as is necessary for the beneficial winding up of the Company the Liquidator is authorised to compromise any debt to the Company greater than the prescribed amount and to enter any agreement on the Company’s behalf involving a term or obligations extending for more than three months.

2.
ORDINARY BUSINESS

Resolution 4:

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That the remuneration of the Liquidator for the Liquidation be determined on a time cost basis, being the method specified in the Remuneration Approval Report (attached as Annexure 1), and that the Liquidator be authorised to draw payments on account of such accruing remuneration up to the amount of $30,000, (plus applicable GST) as funds become available”.

Resolution 5:

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That the members permit the Liquidator, if required, to apply to ASIC when appropriate or upon finalisation of the liquidation for consent to destroy books within the retention period in accordance with IPS 70-35.

DATED: 20 FEBRUARY 2020

BY ORDER OF THE BOARD

GUY BURNETT
COMPANY SECRETARY

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of shareholders in connection with the business to be conducted at the General Meeting to be held at 9:30 am (WST) on Tuesday, 17 March 2020 at Suite 2, 103 Flora Terrace, North Beach, Western Australia, 6020.

The purpose of this Explanatory Memorandum is to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions in the Notice of Meeting.

Special Resolution 1: Voluntary winding up of Mission NewEnergy Ltd

The Company has no operations and insufficient funds to develop new operations. In addition, the Company has been delisted from the ASX.

Accordingly, the Directors have determined that the only reasonable option for the Company is a members voluntary winding up. In accordance with section 494 of the Corporations Act 2001, a Declaration of Solvency in prescribed form 520 has been lodged with the Australian Securities and Investments Commission noting the Company’s total assets and total liabilities.  A copy of this notice is available from www.missionnewenergy.com.

The Corporations Act, requires the following key steps to be undertaken to wind up a company;

● holding the appropriate director and member meetings (or circulating resolutions) to make a declaration of solvency and pass resolutions to appoint a liquidator;

● lodging the required notices with ASIC and other authorities;

o
communicating with any actual or potential creditors to settle all debts, if any,

o
arranging clearance from the Australian Taxation Office (ATO) to proceed to distributing assets to shareholders, if any, and finalise the liquidation.

The winding up commences from the time of passing of the special resolution by members.

It is anticipated that there will be no surplus available to members on winding up.

Board recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolution 1.

Special Resolution 2: Distribution of assets

The liquidator, upon appointment, will then be authorised to distribute in specie any such assets that may be available after settling any liabilities, as they deem fit.

Board recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolution 2.

Special Resolution 3: Authorisation of liquidator to compromise debt

Under this resolution, the liquidator, if required in order to facilitate the orderly winding up of the Company, will be authorised to compromise any debt to the Company greater than the prescribed amount and to enter any agreement on the Company’s behalf involving a term or obligations extending for more than three months.

This means that, if passed, for any debt owed to the Company that is greater than the prescribed amount (currently $100,000), the Liquidator , if required, would be authorised to compromise that debt. Further, if required, the Liquidator would be authorised to enter into any agreement with a term greater than 3 months.

Board recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolution 3.

Ordinary Resolution 4: Remuneration of liquidator

Under this resolution, the liquidator, is authorised to draw payments for services rendered in undertaking the members voluntary liquidation. These payments are on a time cost basis and are capped at $30,000 (plus applicable GST). Please see attached Annexure 1 “Remuneration Approval Report” for further information.

Board recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolution 4.

PROXY VOTING

Shareholders appointing a proxy for Resolutions should note the following:

You do not need to direct your proxy how to vote on Resolutions and you do not need to mark any further acknowledgement on the Proxy Form.

If you appoint the Chairman as your proxy and have not directed him how to vote, you are expressly authorising the Chairman to cast your undirected proxy on all proposed resolutions in accordance with his voting intentions as set out below.

The Chairman intends to vote for all resolutions.

If you appoint any other person as your proxy

You do not need to direct your proxy how to vote on the Resolution, and you do not need to mark any further acknowledgement on the Proxy Form.

Ordinary Resolution 5: Destroy books

Under this resolution, the liquidator, is authorised to, upon finalisation of the liquidation, to apply to ASIC for consent to destroy books within the retention period in accordance with IPS 70-35.

Board recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolution 5.

PROXY VOTING

Shareholders appointing a proxy for Resolutions should note the following:

You do not need to direct your proxy how to vote on Resolutions and you do not need to mark any further acknowledgement on the Proxy Form.

If you appoint the Chairman as your proxy and have not directed him how to vote, you are expressly authorising the Chairman to cast your undirected proxy on all proposed resolutions in accordance with his voting intentions as set out below.

The Chairman intends to vote for all resolutions.

If you appoint any other person as your proxy

You do not need to direct your proxy how to vote on the Resolution, and you do not need to mark any further acknowledgement on the Proxy Form.

ENQUIRIES

Shareholders should contact Mr Guy Burnett, Company Secretary, on (+ 61 8) 6313 3975 if they have any queries in respect of the matters set out in these documents.

GLOSSARY

$ means Australian dollars.

Annual General Meeting means the meeting convened by the Notice of Meeting.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited, or the Australian Securities Exchange, as the context requires.

ASX Listing Rules means the Listing Rules of ASX.

Board or Directors means the board of directors of Mission (and each of the directors of Mission as the case may be).

Company means Mission NewEnergy Limited (ACN 117 065 719).

Constitution means the Company’s constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the current directors of the Company.

Explanatory Memorandum means the explanatory memorandum accompanying the Notice of Meeting.

Link means Link Market Services

Mission or Company means Mission NewEnergy Limited (ACN 117 065 719).

Notice of Meeting means this notice of general meeting including the Explanatory Memorandum.

Proxy Form means the proxy form attached to this Notice of Meeting.

Resolutions means the resolutions set out in this Notice of Meeting, or any one of them, as the context requires.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

WST means Western Standard Time as observed in Perth, Western Australia.

ANNEXURE 1

Remuneration Approval Report
MISSION NEWENERGY LIMITED ACN 117 065 719

This remuneration approval report provides you with the information you need to be able to make aninformed decision regarding the approval of my remuneration for undertaking the members’ voluntary liquidation of Mission NewEnergy Pty Ltd ACN 117 065 719.
1 Remuneration
My remuneration is being determined on a time cost basis. I will be seeking approval of the followingresolution to approve my remuneration.
“That the remuneration of the Liquidator for the Liquidation be determined on a time cost basis, being the method specified in the Remuneration Approval Report, and that the Liquidator be authorised to draw payments on account of such accruing remuneration up to the amount of $30,000, (plus applicable GST) as funds become available.”

If the actual time cost incurred by the Liquidator greatly exceeds the amount of $30,000 for reasonsthat are not currently known to the Liquidator, then the Liquidator will be at liberty to request approval of a further fee.
The remuneration resolution covers the estimated total cost of undertaking the members’ voluntary liquidation.

The basis of calculating the remuneration claim and the details of the major tasks that will be performed and the costs associated with each of those major tasks are contained in Schedule A.
Under law I am also required to report on the likely impact of my remuneration on dividends to creditors – on which is there is no impact. As this is a solvent liquidation, any creditors of the Company will be paid in full.

The hourly rates for my remuneration calculation are set out in the following table together with a general guide showing the qualifications and experience of staff engaged in the administration and the role they take in the administration. The hourly rates charged encompass the total cost ofproviding professional services and should not be compared to an hourly wage.

Schedule of hourly rates

Title	Description	Hourly Rate (excl GST)
Appointee	Chartered Accountant, Registered Liquidator – 30+ years’ experience	$540
Senior Manager	Chartered Accountant responsible for day to day carriage of the administration	$450
Treasury and Compliance	Appropriately skilled and experienced staff responsible for integrity of all cash receipts and payments, ASIC and ATO statutory compliance etc.	$190
Administration Manager	Appropriately skilled and experienced administration manager	$160

2.
Disbursements

Disbursements are divided into three types and are recovered as follows:

●
Externally provided professional services - these are recovered at cost from the liquidation. An example of an externally provided professional service disbursement is legal fees.

●
Externally provided non-professional costs - these are recovered at cost from the liquidation. Examples of externally provided non-professional costs are storage and destruction of Company records, statutory advertising and search fees.

●
Internal disbursements such as photocopying, printing and postage. I will not be seeking to separately recover these costs.

3.
Queries

If you have any queries in relation to the information in this report, please contact my staff: Contact name: Deanne Furlong

Contact number:
02 9957 6700

Email:
deanne.furlong@russellcorporate.com.au

Annexure A

Task Area	General Description	MAY Include
Assets Hours 5.0 $ 1,210.00	Debtors	Reviewing and assessing debtors ledger Corresponding with debtors and debt collection agency
Assets Hours 5.0 $ 1,210.00	Assets	Ascertain whether any assets of the Company remaining and realise those assets or prepare for in specie distribution
Cash at Bank	Corresponding with bank with respect to Company's bank facilties and tranfer of funds to Liquidators account Establish Liquidator's bank account
Investments	Assess investments and correspndond to cancel shares or otherwise facilitate an in specie distribution of such investments if required
Creditors Hours 21.0 $ 7,460.00	Creditor Enquiries	Receive and follow up creditor enquiries via telephone Review and prepare correspondence to creditors and their representatives via facsimile, email and post.
Creditors Hours 21.0 $ 7,460.00	Statutory Creditors	Corresponding with ATO/OSR to notify of appointment Corresponding with ATO to obtain clearance to finalise winding up
Creditor reports	Corresponding with creditors if required Statutory reporting to creditors
PPSR	Undertake search of Personal Property Secruities Register (PPSR) and review results Correspond with any creditors noted on the PPSR
Employees Hours $ 2,420.00	General enquiries
Review and follow up employee enquiries via telephone and
in person, if any.
Review and prepare correspondence to employees and their representatives via facsimile, email and post, if required.
Assess company records in respect of accrued employee entitlements and superannuation
Issue PAYG summary statements
Respond to inquiries or requests for information (e.g Centrelink, ATO, superannuation funds)

Investigation Hours 3.0 $ 830.00	Conducting investigations
Receive and review company’s books and records
Conducting and summarising statutory searches
Review of specific transactions and liaising with directors regarding certain transactions
Assisting ASIC with any action taken against officers
Preparation and lodgement of supplementary reports if required.
Archiving books and records of the Company
PPS search and review findings

Dividend Hours 21.0 $ 6,420.00	Processing proofs of debt (“POD”)
Preparation of correspondence to potential creditors
notifying of dividend Receipt of PODs
Receiving and processing creditor claims
Corresponding and discussing with creditors particulars of amounts claimed
Adjudicating on creditor claims
Defending any objections to my assessments of creditor claims
Processing dividend to creditors

Administration Hours 45.0 $ 11,180.00	Meetings Correspondence Member surplus
Meeting and corresponding with directors & members &
lawyers
Dealing with member inquiries and member correspondence
Dealing with any surplus funds after payment of creditors which could include convening a meeting of members to consider the matter

Administration Hours 45.0 $ 11,180.00	Document maintenance/file review/checklist	First month administration review Filing of documents File reviews Updating checklists
Treasury	Establish ledger and account for transactions Bank reconciliations Bank account opening and closing
Shareholders	Corresponding with shareholders Reviewing Company's constitution
ASIC form 5063 and other forms	Preparing and lodging ASIC forms as required Correspondence with ASIC regarding statutory forms Preparation and lodgement of minutes
ATO and other statutory reporting	Dealing with the Australian Taxation Office and other statutory compliance
Planning/Review	Internal discussions regarding status of administration
Finalisation	File review Procedures for finalisation of liquidation ASIC strike-off request
TOTAL ALL 105.00 Hours $ 29,520.00